UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

I-LEVEL MEDIA GROUP INCORPORATED
(Name of Issuer)

COMMON STOCK - PAR VALUE $0.001
(Title of Class of Securities)

44966E 20 8
(CUSIP Number)

Daniel D. Dex, Esq.
McMillan LLP
1500-1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Telephone: 604-689-9111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons Optimus Capital Pty Ltd.
I.R.S. Identification Nos. of above persons (entities only). Not applicable

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ☐
(b)     ☐
Not applicable
3.     SEC Use Only:

4..     Source of Funds (See Instruction):     OO

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
Not applicable

6.     Citizenship or Place of Organization:   Australia

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:   16,740,000 shares(1)

8.     Shared Voting Power:   Nil

9.     Sole Dispositive Power: 16,740,000 shares(1)

10.  Shared Dispositive Power: Nil

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 16,740,000 shares(1)

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not applicable

13.  Percent of Class Represented by Amount in Row (11):   14.8%(2)

14.  Type of Reporting Person (See Instructions):  CO

Note:

(1)     These 16,740,000 shares consist of (i) 11,160,000 shares of common stock and (ii) 5,580,000 shares issuable upon exercise of share purchase warrants.

(2)     Based on 107,411,137 shares of the Issuer's common stock issued and outstanding as of September 24, 2013.

This statement on Schedule 13D is made pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Optimus Capital Pty Ltd. is sometimes referred to herein as the "Reporting Person."

ITEM 1.     SECURITY AND ISSUER

This statement relates to the voting common stock, par value $0.001, of I-Level Media Group Incorporated, a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at First Island House, Peter Street, St. Helier, Jersey, Channel Islands JE4 8SG.

ITEM 2.     IDENTITY AND BACKGROUND

This statement is filed by Optimus Capital Pty Ltd.

The executive officers, directors and other controlling persons of Optimus Capital Pty Ltd. are as follows:

Mark Jon Keene - Director & Secretary
Shane Edward Thompson - Director

Residence or Business Address:

The address for the Reporting Person and each of the individuals named above in this Item 2 is Level 2, 41-43 Ord Street, West Perth WA 6005.

Present Principal Business or Occupation:

Optimus Capital Pty Ltd. principal business is Fund Management.

The principal business or occupation of each of the individuals named above in this Item 2 is as follows:

Mark Keene-Accountant
Shane Thompson - Financial Planner

Place of Organization or Citizenship:

Optimus Capital Pty Ltd.is organized under the laws of Australia.

The citizenship of each of the individuals named above in this Item 2 is as follows:

Mark Keene - Australian Citizen
Shane Thompson - Australian Citizen

Criminal Proceedings:

During the last five years, neither Optimus Capital Pty Ltd. nor, to the best of the Reporting Persons' knowledge and belief, any of the individuals named above in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, neither Optimus Capital Pty Ltd. nor, to the best of the Reporting Persons' knowledge and belief, any of the individuals named above in this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 24, 2013, the Reporting Person acquired shares of the Issuer in connection with the acquisition by the Issuer of Telupay PLC ("Telupay"). Under the terms of the Amended and Restated Merger Agreement, at closing, Telupay's stockholders received 1.2 shares of the Issuer's common stock for every one share of Telupay common stock at a deemed price of $0.70 per share.

ITEM 4.     PURPOSE OF TRANSACTION

The Reporting Person acquired the securities referred to in Item 3 above as part of the Reporting Person's overall investment strategy.

The Reporting Person and the individuals named above in Item 2 may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named above in Item 2, has any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the persons or any of the individuals named in Item 2 above is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)     For the purposes of this statement, the Reporting Person is reporting herein that as of September 24, 2013 and as of the date hereof, the Reporting Person was the beneficial owner of 16,740,000 shares (or approximately 14.8%) of the Issuer's common stock.

(b)     For the purposes of this statement, the Reporting Person is reporting herein that as of September 24, 2013 and as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 16,740,000 shares (or approximately 14.8%) of the Issuer's common stock.

(c)     As of September 24, 2013 and as of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, other than as disclosed herein.

(d)     As of September 24, 2013 and as of the date hereof, to the best of the knowledge and belief of the Reporting Person, no person other than the Reporting Person or the individuals named in Item 2 above had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and none of the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, has pledged securities of the Issuer, nor are the securities of the Issuer held by the Reporting Person, or, to the best of the Reporting Person's knowledge and belief, any of the individuals named in Item 2 above, subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 16, 2013	/s/ Mark Keene OPTIMUS CAPITAL PTY LTD.